UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2012

Commission File Number 001-33042

ROSETTA GENOMICS LTD.

(Translation of registrant’s name into English)

10 Plaut Street, Science Park
Rehovot 76706, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [Ö ]              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):         ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):         ☐

Rosetta Genomics Ltd.

On January 26, 2012, Rosetta Genomics Ltd. (the “Company” or “Rosetta”) entered into a Secured Loan Agreement (the “Loan Agreement”), pursuant to which on January 27, 2012, it sold and issued a $1,750,000 senior secured debenture (the “Debenture”), to a accredited investors (the “Debenture Holders”). The Debenture had a maturity date of January 26, 2013 and accrued interest initially at a rate of 10% per annum, payable semi-annually. Beginning on March 15, 2012, an aggregate of $300,000 in principal amount of the Debenture became convertible, subject to certain limitations, into the Company’s ordinary shares at a conversion price of $1.416 per share (after giving effect to the 1-for-15 reverse split of the Company’s ordinary shares effected on May 14, 2012). The Debenture was secured by a security interest in all current and future assets of Rosetta and any current or future subsidiary, including Rosetta Genomics Inc. Pursuant to the terms of the Loan Agreement, Rosetta also agreed to negotiate a definitive license agreement in good faith with a designee of the Debenture Holders. Upon an “event of default” (as defined in the Debenture), or if a definitive license agreement was not entered into between the parties by March 15, 2012, the interest rate on the Debenture increased to 18% per annum, with, in the latter event, the additional interest payable, at the Company’s option, in cash or ordinary shares at the applicable conversion price. Rosetta was not able to reach agreement on the definitive license agreement with the designee of the Debenture Holders. Pursuant to its terms, the Debenture was only prepayable by the Company, (1) after a definitive license agreement was executed or (ii) prior thereto, only with the consent of the holder of the Debenture. With respect to any prepayment, under the terms of the Debenture, the Company was required to pay (i) 120% of the amount being prepaid for the first such event or (ii) if there was more than one such prepayment, 120% plus an additional 10% of the amount being prepaid for each such subsequent event after the first one.

On June 21, 2012, the Company entered into an agreement and release with the Debenture Holders (the “Release Agreement”), pursuant to which Rosetta prepaid an aggregate of $1,450,000 in principal and $288,000 in interest and the Debenture Holders agreed to convert the remaining $300,000 in principal into ordinary shares at the conversion price of $1.416 per share no later than July 31, 2012. Upon the prepayment of the $1,450,000 in principal and $288,000 in interest, all of the Company’s obligations (other than the obligation to convert the remaining $300,000 in principal amount into ordinary shares) under the transaction agreements were satisfied or terminated and the security interest in all current and future assets of Rosetta and any current or future subsidiary terminated. The Release Agreement also contains a mutual release and discharge of all actions, causes of action, claims, demands, counterclaims, and suits, (including, without limitation, the cost of investigation, the cost of litigation and attorney’s fees), obligations and/or liabilities of any kind whatsoever, whether or not known, suspected, claimed, developed or undeveloped, anticipated or unanticipated, including, but not limited to, those arising from or under the transaction agreements, up to the date of the Company’s prepayment of the $1,450,000 in principal and $288,000 in interest.

A copy of the Release Agreement is filed as Exhibit 99.1 to this report and is incorporated by reference herein. The foregoing summary of the Release Agreement is subject to, and qualified in its entirety by reference to, such exhibit.

The information contained in this Report (including the exhibit hereto) is hereby incorporated by reference into the Company’s Registration Statements on Form F-3, File Nos. 333-159955, 333-163063, 333-171203, 333-172655 and 333-177670.

Exhibits

Exhibit

Number	Description of Exhibit
99.1	Agreement and release, dated June 21, 2012, by and between Rosetta Genomics Ltd. and the Debenture Holders.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ROSETTA GENOMICS LTD.

Date: June 21, 2012	By:	/s/ Kenneth A. Berlin
Kenneth A. Berlin President and Chief Executive Officer